EXHIBIT 99.1

September 2, 2002

Aberdeen Idaho Mining Company

c/o Terry Dunne

Terrence J. Dunne and Associates, Inc.

Washington Mutual Financial Center, Suite 1017

601 West Main Street

Spokane, Washington 99201

RE:

Baseline Environmental Site Assessment

Aberdeen Idaho Mining Company - Unpatented Mining Claims

Shoshone County, Idaho

Dear Mr. Dunne:

Leppo Consultants, Inc. has completed a Baseline Environmental Site Assessment for mineral rights and mineral assessment and exploration activities on unpatented mining claims located on public lands within Shoshone County, Idaho.  The Baseline Environmental Site Assessment is intended to identify and communicate the conspicuous, practically-reviewable environmental conditions at the time of this limited records review and site reconnaissance. This confidential letter presents the findings of the assessment program.

1.0       INTRODUCTION

Aberdeen Idaho Mining Company, Inc. (AIMC)  conducted mineral assessment and exploration programs within twenty-five (25) recorded  unpatented claims from approximately 1946 to approximately 1999 within the Coeur d'Alene or Yreka Mining District (sub-area) of Shoshone County, Idaho.  The unpatented names are identified as the Wilkie and Florence Claims.  The unpatented claims are located on public lands owned and managed by the Bureau of Land Management.   Additional information on the claims and their location is provided in Section 3.0 below.

This Baseline Environmental Site Assessment is intended to provide for a limited due diligence or appropriate inquiry into the prior uses by AIMC (or predecessors) during their claim ownership.  A Baseline Environmental Site Assessment addresses the potential for contamination by hazardous substances (including petroleum products), evaluates if readily-available evidence indicates whether hazardous materials or conditions may be located on or under the property surface as a result of mineral assessment, exploration or mining activities, and attempts to determine if historical or existing conditions may violate known, applicable environmental or mining regulations (recognized environmental condition).  The Baseline Environmental Site Assessment will be used by an independent certified public accountant to report on potential unrecorded environmental liabilities that may exist for the former claim areas, with AIMC as a potentially responsible party.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

2.0

SCOPE OF SERVICES

The Baseline Environmental Site Assessment specifically addresses known or potential regulatory agency investigations or enforcement for violations of state or federal environmental codes, including or related with, but not necessarily limited to: hazardous waste management, contaminated soil and ground water from hazardous substances or petroleum products, underground storage tanks, air, ground or surface water quality concerns, mineral assessment, exploration or mining activities or reclamation, abandoned mines, or related environmental risks or liabilities.  The assessment involved requests for public information relating to applicable state and federal regulatory codes that included, but were not necessarily limited to, the Resource Conservation and Recovery Act, Comprehensive Environmental Response, Compensation, and Liability Act, Toxics Substances Control Act, Clean Water Act, and other laws related to environmental and mining operations or reclamation.

In addition, LCI conducted a site reconnaissance consisting of an on-site visit to visually and physically observe the property and any above-ground structure(s) to obtain information indicating the likelihood of identifying recognized environmental conditions in connection with prior mineral assessment and exploration, or potential mining activities, as applicable.  Interviews were conducted with individuals (public and private) knowledgeable about the Subject Site claims, as available.

This Baseline Environmental Site Assessment is not intended to meet the full conditions or standards for commercial properties set forth in the American Society of Testing and Materials E 1527-2000 A Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment.  However, specific records review, site reconnaissance, and general environmental assessment conditions defined in the ASTM standard were used to guide the process in establishing a reasonably prudent Scope of Services for these mining claims. The level of effort defined for this assessment is site-specific, and as outlined in the ASTM standard - guided by the type of property subject to assessment, the expertise and risk tolerance of the user, and the information developed in the course of inquiry.

This Baseline Environmental Site Assessment is established under the agreed-to Scope of Services as a preliminary practice in the course of determining potential environmental risks and liabilities associated with past mineral assessment, exploration activities (and mining activities, if discovered).  In the opinion of this environmental professional, the assessment performed for these mining claims does constitute a reasonable and practical all appropriate inquiry for the intended purposes outlined herein.  The Scope of Services was refined based on current knowledge of mineral assessment, exploration, or potential mining activities (if discovered), the limited time periods for these operations (if performed), the history of the properties in question, and the objectives of the assessment to determine potential unrecorded environmental liabilities.  There is no expressed or implied intention that this assessment was conducted in order to establish an innocent landowner defense under state or federal regulations.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

The Baseline Environmental Site Assessment for this project provides for limited work planning, records review, and site reconnaissance tasks only.  LCI obtained claim area information relating to location, legal descriptions or identification.  Historical information on mineral assessment and exploration activities was obtained from private corporate and public reports, and other readily available, pertinent mining and environmental information.  LCI identified specific state and federal regulatory agency contact information and contacted the identified agency to request public information on potential, material environmental risks and liabilities relating to the Subject Site under current or applicable mining or environmental codes.

The Baseline Environmental Site Assessment for the claim areas included the review and assessment of local, state and federal records obtained from the respective agencies and interviews of knowledgeable parties, as necessary, who may have information regarding environmental concerns.  This confidential report includes the findings of the limited records review and site reconnaissance, and conclusions on potential, material environmental risks and liabilities relating specifically to prior mineral assessment, exploration, or mining operations within the AIMC unpatented claims.

3. 0 CLAIMS INFORMATION

The AIMC claims are all reported within Sections 16 and 17 of Township 48 North, Range 3 East (B.M.) of Shoshone County, Idaho.  A General Location Map, Site Location Map, Claim Map, and 1996 Aerial Photograph representing the approximate claims area location are provided in the attached Figures.  The unpatented mining claims were reportedly located and recorded from 1940 through 1946.  Twenty-four (24) claims are named Wilkie, with a numerical suffix.  The Florence claim is listed as the twenty-fifth claim with the AIMC group.

The original claim group reported in corporate records indicates that nineteen (19) to twenty-three (23) claims were part of the AIMC holdings in 1946.  Other private and public records show up to twenty-five unpatented claims are recorded as owned by AIMC from 1958 to approximately 1999.  In addition, a legal dispute with another mining company and the State of Idaho eventually limited the total claim number by approximately 1992.  The Bureau of Land Management (BLM) LR2000 database records (on-line Internet access) indicate that all claims were closed by 1999, with the exception of one claim which is reported as still active in 2002 (Wilkie #18).  The details of claim ownership and number is confusing and shown by corporate records has being the subject of various discussions and disputes.  Changes to the mining claim serial numbers is also observed.  For example Wilkie #1 is shown with the serial number IMC 17440 (last active in 1992), but is also recorded as IMC 174601(last active in 1995).  A copy of the LR 2000 database records is provided in Appendix A.  Additional information on the known history of claim ownership is provided in Section 4.0 below.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

4.0

LIMITED RECORDS REVIEW

The purpose of the information review task is to gather practically reviewable environmental and mineral exploration/mining data concerning the site from private and public records.   Interviews were conducted with corporate officers and regulatory or responsible administrative agency personnel to provide additional information or clarification.  This information review enables LCI personnel to 1) gain knowledge of the types of activities performed at the site, 2) identify data gaps, and 3) recognize discrepancies between reported and observed data.  A knowledge of past and current activities performed at the site enables LCI personnel to evaluate the potential for "recognized environmental conditions" which may be associated with a particular Subject Site or nearby activity.  Data gaps identified during the document review may be filled by conducting additional records review or interviewing knowledgeable parties, as necessary.  Discrepancies in recorded data are reported and, where possible, clarified.  The identification of discrepancies in the data may also require additional detailed study, beyond the scope of these services.

4.1

Corporate Records and Interviews

There was limited readily available information in the AIMC corporate records relating to the claims areas, mineral assessment and exploration, and related operations.  However, the combined reference materials, public records, and interviews with knowledgeable parties did provide basic background information on the various claim areas, the historical activities and conditions, and type of operations that were performed.   Because of the limited information, there is some confusion relating to the number of claims and their ownership throughout the company history.  Every effort was made to provide as much explanation on the discrepancies using currently known, readily available information.

AIMC was incorporated in the State of Idaho on or about April 22, 1946  The company was established for the purposes of mineral exploration and development on unpatented claims within the Coeur d'Alene or Yreka Mining District of Shoshone County, Idaho.  The company acquired the unpatented mining claims as part of an agreement with Sunshine Mining Company (Sunshine).  The original twenty-three (23) unpatented claims were acquired by deed to the corporation from Albert S. Kerry and Roy H. Kingsbury, who received AIMC unissued stock for the claims and were original corporate board members. The company through Kerry and Kingsbury entered into a mineral development agreement with Sunshine on March 20, 1946, whereby an undivided 50 percent interest on the AIMC unpatented claims was established for all areas and minerals in place owned or later determined to belong to AIMC.  Only nineteen claims are recorded in the 1946 Sunshine-AIMC agreement, with the additional four unpatented claim added before 1958 (making twenty-three according to a 1958 agreement with Bunker Hill and AIMC - see below).  A copy of an early 1946 description of proposed mineral development activities and agreement are provided in Appendix B.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

Sunshine's property is located on Big Creek, near but not adjoining the AIMC claims; separated by property owned and operated by the Bunker Hill and Sullivan Mining and Concentrating Company (aka Bunker Hill).  Big Creek Apex and Silver Syndicate mining companies are also indicated as intervening properties by virtue of an anticipated joint use of tunnel rights.  The purpose of the Sunshine-AIMC agreement was to develop an extension of the Sunshine underground working towards mineral bearing deposits on the AIMC unpatented claims.  Sunshine reportedly operated a complete mining and milling operation on their property, with a mine identified as the Jewel Shaft located at the 3700 ft. elevation level.  This mining shaft or drift  appears to be associated with or adjacent to property owned by Silver Syndicate and was to be worked by Sunshine under a separate agreement.  An agreement was to be prepared with Bunker Hill to allow a cross-cut tunnel to be driven across their property (reportedly associated with their Cresent Shaft) from the Sunshine Jewel Shaft to the AIMC unpatented claims.

Based on the 1946 Sunshine-AIMC agreement,  the AIMC property was reported as previously explored to a limited extent by surface cuts and tunnels, but no ore or minerals of commercial value were reportedly discovered.  The agreement was based on the projection of the adjacent Silver Syndicate geologic fault (located by surface exploration on the Silver Syndicate claims) towards the AIMC unpatented claims at a distance of approximately 2500 ft. from the Sunshine property lead and silver ore workings at the 3,700 ft. elevation level of the Jewel Shaft.  The AIMC property is reported in 1946 has having no mining plant, machinery, equipment, or other means of doing any extensive or deep exploration work.  The proposed objective of the mutual agreement appears to have been for Sunshine to complete a western expansion of the Jewel Shaft towards the AIMC claims and through Silver Syndicate claims as part of an orderly process to do certain deep exploration and development work.

Corporate records included several geology and mineral reports on AIMC holdings from 1946 by an S. K. Garrett and Norman M. Smith, geological engineers or mining geologists.  The reports note the claims are within the upper portions of Gold Run Creek, and the East and Middle Fork of Elk Creek near the eastern boundary of the Yreka Mining District.

The geologic reports indicate the presence of the Florence Tunnel on the western portion of the AIMC claims that was completed by prior owners.  Exploration and development of the Silver Syndicate fault zone is reported on adjacent properties, including Sunshine at the 3,700 ft. elevation level from its Jewel Shaft towards the Silver Syndicate holdings adjacent to the AIMC claims.  The reports indicate that a northwest-ward projection of the Florence Tunnel along the strike and dip of the Silver Syndicate fault and vein from the 3,700 ft. elevation level from the Sunshine mine coincides quite closely with the strong fault encountered in the Florence Tunnel.  The AIMC holdings are indicated as showing promise for discovery of lead-silver ores.  A January 31, 1949 report on AIMC by the Brokerage Information Service of Spokane, Washington provides early corporate information on the company's holdings, agreements, and proposed mineral exploration activities with Sunshine.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

A letter to a A. Sams from A.J. Teske, Secretary for AIMC, from June 8, 1949 includes information on the company, mineral prospects, and current mineral exploration activities.  The letter indicates that AIMC conducted extensive bulldozing operations near the Florence Tunnel in an attempt to expose a westerly strike of the Silver Syndicate fault.  The letter also reports that 146 ft. of tunnel was driven towards the AIMC holdings by Sunshine from the 3,500 ft. elevation level of the Jewel Shaft, with 1800 ft. remaining to be driven until the crosscut reaches the AIMC claims under unilateral mineral rights.  A 1954 report to the U.S. Department of the Interior, Bureau of Mines by AIMC shows that a vertical exploration shaft was completed by Sunshine from the 3,700 ft. elevation level (presumably from their property at the Jewel Shaft) towards the AIMC holdings.  No mill is reported by AIMC.  Copies of the geologic reports and company information from 1946 to 1954 is provided in Appendix C.

Based on corporate records the AIMC unpatented claims ownership is reported in contention and the subject of legal action with both Bunker Hill and the State of Idaho in 1955.  The dispute appears to be related to Section 16 (Township 48 North, Range 3 East, B.M.) unpatented claims owned by AIMC.  The plaintiff in the legal dispute is shown as AIMC, with the defendants observed as the State of Idaho and Bunker Hill.  The State of Idaho reportedly held back or reserved by statute since 1927, all surface and mineral rights within all Sections 16 within the State of Idaho for the purposes of school land designation to be used for the sale of minerals and timber in the funding of public schools.  The Bunker Hill involvement as a defendant appears to be related to a separate lease agreement between the State of Idaho and Bunker Hill giving them claim to all of Section 16; the State of Idaho reportedly having divested it's school land rights for this particular Section 16 at some point-in-time.

It appears that the plaintiff (AIMC) maintained that Bunker Hill had induced the State of Idaho to reverse their stand on the school land rights and allowed them to claim ownership over all claims in Section 16, irrespective of AIMC's prior recorded unpatented claim ownership.  AIMC in its suit requests that: 1) the State of Idaho cancel its Section 16 lease with Bunker Hill, 2) AIMC to deed its claims to the State of Idaho Land Board in exchange for a lease on the mining claims, 3) AIMC to deed one-third interest on AIMC's claims to Sunshine and Bunker Hill in exchange for Bunker Hill recognizing their jurisdiction of the extralateral rights and permit exploration and mining from different levels of both Sunshine and Bunker Hill, 4) all parties drop all suits by and against AIMC by such compromise agreement, with Bunker Hill dropping all mining claims located after acquisition of the Section 16 lease, and 5) any monies spent by Bunker Hill in exploring the Silver Syndicate fault to be recovered by Bunker Hill following any future ore development and actual production from the AIMC unpatented claims.  There were no other records relating to this legal action available from the same time frame.  A copy of the available legal documents is provided in Appendix D.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

Corporate records included an agreement dated February 10, 1958 between Bunker Hill and AIMC for defining the assignment and conveyance of all AIMC's rights with Sunshine from the March 20, 1946 mutual agreement (and later October 30, 1948 supplemental agreement) to Bunker Hill.  This agreement appears to have been developed as a mitigation tool to settle the various suits pending in District Court of the First Judicial District of the State of Idaho.  Bunker Hill appears to have received or been assigned by Sunshine, Sunshine's 1946 agreement with AIMC.  The 1958 agreement indicates that AIMC recognized Bunker Hill's 50 percent economic interest in their unpatented claims, and that Bunker Hill has succeeded to the financial obligations which AIMC incurred to Sunshine - amounting to the sum of $15,534.45.  The parties appear to permanently fix and establish vertical bounding planes and common boundaries affecting portions of the AIMC claim group and Bunker Hill's property, including those previously held by Sunshine.

The agreement indicates that 24 unpatented claims are held by AIMC (Wilkie #11 appears to be missing from the referenced claims within the document).  The parties agreed to describe and designate two claim areas (A and B).  AIMC appears to quit claim to Bunker Hill all of its rights, titles, and interests in ores and valuable minerals in place outside of Area A, except that AIMC reserved a 25 percent economic interest in an ores and valuable minerals in place contained within Area B.  AIMC granted and conveyed to Bunker an undivided 50 percent interest in all ores and valuable minerals in place in seven (7) specific claims identified as Wilkie # 1 Fraction, Wilkie #9 Fraction, Wilkie #12 Fraction, Wilkie #15 Fraction, Wilkie #19, Wilkie #19 Fraction, and Wilkie #21.  In return, Bunker Hill appears to have recognized the $15,534.45 Sunshine debt to AIMC.  However, the reimbursement would be balanced or based on the future development and reduction of cost to that sum for proposed mineral exploration, development, mining and milling which Bunker Hill would or could conduct on the AIMC reserved area(s).  Other agreement conditions are also present which detail the proposed actions by either party for development cost sharing and reimbursement processes.   A copy of the 1958 agreement and maps depicting the areas of delineation are provided in Appendix E.

Correspondence between AIMC and Bunker Hill in 1974 indicates that Bunker Hill was in possession of the AIMC property for the past 15 years, since the 1958 agreement between the two parties.  AIMC requested information on Bunker Hill's plans for future exploration and development on the AIMC property.  According to Bunker Hill, no projects were scheduled to test (or assess) the AIMC - Bunker Hill agreement area.  A copy of this correspondence is provided in Appendix F.

A memorandum by Donald C. Springer (consulting geologist to AIMC) dated October 22, 1980 provided a review of the conditions and details on the 1974 agreement with Bunker Hill.  It appears that AIMC was considering exploration using a drilling program to assess AIMC claims.  However, the review indicates that AIMC would be best served to find an alternative agreement with Bunker Hill, since geologic conditions appeared to preclude any reasonable projections of ore bodies given the existing Area A and B delineations.  A copy of this correspondence is provided in Appendix F.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

An agreement dated April 1989 indicates that an exchange of claims was completed between six (6) mining or mineral exploration companies for the purposes of completing a gondola project across federal lands for access to the proposed Silver Mountain Ski Resort development.  The companies include AIMC, Bunker Hill Mining Company, Silver Belt Mines, Silver Corporation of America, Sunshine Consolidated Mines (Sunshine Precious Metals, Inc.) , and Yreka United, Inc.  According to the agreement,  Bunker Limited Partnership (a separate entity developing the ski area) in conjunction with the BLM and U.S. Forest Service, would acquire the other 6 company mining claims in exchange for certain other Bunker Hill claims to allow for progression of the construction project.

As can best be determined, the United States of America would issue a fee title to Bunker Limited Partnership for the listed federal lands and mineral rights, as described in the accompanying exhibits.  At the time of the issuance of fee title to Bunker Limited Partnership, the six companies would file a relinquishment of mining claims, stating that the claims shall be deemed abandoned upon issuance of fee title to Bunker Limited Partnership.  In return, Bunker Limited Partnership would then re-issue a deed to the exchanged claims to the six companies, including all mineral rights and extralateral rights, to the full extent that the same would have as unpatented mining claims.  The seven AIMC claims are recorded under Exhibit A and include the Florence, Wilkie #1, Wilkie #1 Fraction, Wilkie #2, Wilkie #3, Wilkie #4, and Wilkie #7. A copy of this agreement is provided in Appendix G.

A second Bunker Limited Partnership exchange agreement with the six companies was present in corporate records, with a cover letter dated February 20, 1991.   The agreement appears to be slightly different from the 1989 agreement, as the AIMC claims are listed under Exhibit C.  There appears to have been some problems associated with the 1989 Bunker Limited Partnership claims exchange agreement due to bankruptcy proceedings by Bunker Limited Partnership. Various corporate memorandums during 1991 indicate continued interest and activity by AIMC for assessment and exploration work.   The memorandums discuss assessment work on the AIMC claims to meet annual federal claim administration requirements.   In addition, there is discussion of the 1958 Bunker Hill - AIMC agreement and a proposal to create a modification agreement terminating the original agreement.   One memorandum dated July  8, 1991 from Don Springer, consulting geologist,  to AIMC indicates that at that point-in-time AIMC owned seven (7) mining claims - noted as the same seven referenced in the 1989 and 1991 Bunker Limited Partnership exchange agreements.  Copies of the various correspondence is provided Appendix H.

A Modification Agreement with Bunker Hill was completed on February 7, 1992.  The agreement indicates that Bunker Hill (Bunker Hill Mining Company, U.S.) was liquidating under a confirmed Chapter 11 bankruptcy plan and proceeding in the U.S. Bankruptcy Court (Case No. 91-0061011).  The 1958 Bunker Hill - AIMC agreement is terminated, with AIMC and Bunker Hill releasing any obligations to each other.  Bunker Hill appears to remise and quit claim all interest in AIMC claims as a result.  The list of AIMC claims includes 24 claims (no reference to Wilkie  #11 as the 25th claim).  A copy of the agreement and related correspondence is included in Appendix I.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

The BLM declared sixteen of AIMC's unpatented claims null and void in 1999.  These claims are within the school land designation dispute for Section 16 (Township 48 North, Range 3 East, B.M.) that is noted in earlier corporate references from 1955 through 1958 (see discussion above). The BLM correspondence is provided  in Appendix J.

Mr. Dennis O'Brien of the H.F. Magnuson Company of Wallace, Idaho, familiar with the recent historical corporate operations of AIMC, was contacted for additional information on the history and disposition of the various claims. Mr. O'Brien indicated that twenty-five claims were considered as part of AIMC holdings, but that Wilkie #11 was a listed claim actually a part or parcel of the Wilkie #19 Fraction claim (shown in Figure 3 Detailed Claims Map).  The seven claims identified in the Bunker Limited Partnership agreement were dropped by AIMC in approximately 1992, having ceased the mandatory annual claims assessment work and/or fees in approximately 1989 or 1990.  The 1992 date also coincides with the BLM database closed dates for the seven claims shown in Appendix A ( Florence, Wilkie #1, Wilkie #1 Fraction, Wilkie #2, Wilkie #3, Wilkie #4, and Wilkie #7).  Sixteen of the remaining claims were declared as null and void in 1999 based on the BLM's internal decision to exclude all claims in Section 16 for the State of Idaho school land designation.  As noted previously, Wilkie #11 is absent from the BLM 1999 correspondence (see above) and  may be considered part or parcel of the Wilkie #19 Fraction claim.  The remaining claim, Wilkie #18, is the only remaining claim that is active (see the BLM database list of claims in Appendix  A).  According to Mr. O'Brien, the annual assessment for Wilkie #18 was paid in 2001.

4.2

Public Agency Records and Interviews

The AIMC claims and exploration/mining activities were reviewed using state and federal databases and other public information sources relating to potential environmental risks and liabilities.  The Silver Valley or Coeur d'Alene Basin (Basin) is an area of intensive, historical mining activities for lead, zinc, silver, and other related minerals.  The U.S. Environmental Protection Agency (EPA) has designated the Coeur d'Alene Basin as a Superfund site, regulated and administered under  the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA, 42 U.S.C. 9601 et seq.).  The Basin is included within the National Priorities List (NPL) at this time and is listed under the Bunker Hill Superfund Site name.  The Bunker Hill Superfund Site is actually a smaller portion or sub-set of the general Coeur d'Alene Basin study area, which has been investigated and addressed under CERCLA since 1983. The U.S. EPA initiated a remedial investigation/feasibility study (RI/FS) of mining-related contamination in the greater Coeur d'Alene Basin in 1998.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

The final RI/FS report (September 2001) included studies of the South Fork of the Coeur d'Alene River and associated drainages.  The Bureau of Land Management (BLM) has identified 294 potential contaminant source areas (e.g., mining waste rock dumps, adits, and tailings deposits) within this watershed sub-set of the Basin.  The AIMC claim area, located in the Elk Creek drainages upstream of Elizabeth Park, Idaho, is within the U.S. EPA designated Mid-Gradient Watersheds of the South Fork of the Coeur d'Alene River and reported in Volume 4 of the RI/FS under CSM Unit 2,  Segment 01.  The Florence Mine, referenced in corporate records and assumed to be within the Florence Claim of Section 17 of Township 48 North, Range 3 East (B.M.),  is specifically listed as a potential contaminant source area originally identified by the BLM in 2000.  The Florence Mine is listed as Source ID No. KLE051, with approximately 0.33 acres of upland waste with erosion potential.  The Florence Mine is depicted within the report's figures and accompanying tables.  Based on the RI/FS report there have been no soil or material samples collected from the reported waste rock  deposits.  The Florence Mine is not listed within Table 2.1.7-1 has having any mine production.  Excerpts from the RI/FS Volume 4 are attached in Appendix K.

Personnel from the BLM were contacted for general information relating to identified abandoned mines reported under their administration.   The BLM indicates that physical hazards (adit openings, unstable slopes) and surface and ground water movement and discharges associated with mining or mineral exploration areas (adits, waste rock piles, tailings, etc) are their primary concerns.  Milling sites are also of concern.   The BLM prioritizes abandoned and inactive mine site cleanups or corrective actions on their administrative properties based on regional and district budget appropriations, the size, scale, and potential environmental impacts or risks between individual sites, and requirements established by the U.S. EPA or others regulatory agencies acting within the designated Basin study area.

The BLM has the reported authority to designate current and past owners/operators of mine or mineral exploration sites within the Basin as potentially responsible parties (PRPs) for unpatented claims within their jurisdiction and to rectify, mitigate, and pursue corrective actions to cleanup these areas of concern.  The U.S. EPA is reported with the authority to designate and pursue corrective actions with PRPs on patented claims or private lands, but can designate and pursue corrective actions on unpatented claims, as necessary.  Personnel indicated that any activity, including surface and subsurface exploration by owners/operators, has the potential to establish a responsible, liable relationship to future BLM or U.S. EPA administrative actions to correct and remediate these potential source areas.

The BLM Coeur d'Alene Office was contacted for additional information on historical AIMC activities and operations, as well as public records for the Florence Mine noted in early corporate records.  Mr. Dave Fortier, P.E. provided information relating to the Florence Mine.  The Florence Mine was identified and visited by BLM personnel on July 25, 2000. The BLM site visit records are provided in Appendix L.  BML personnel did not identify any other readily available public records relating to AIMC operations within the BLM files, other than recorded claim ownership, mineral survey, and annual assessment programs.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

The July 2000 BLM site visit observed three (3) collapsed or caved adits and positioned the locations on an enlarged U.S.G.S. 7.5 Minute Topographic Quadrangle Map (Kellogg East, Idaho). Two of the three adits are indicated as being located on BLM lands, with the third field-identified adit as possibly being on private land.  The lower elevation or most northern adit indicates a small gauge rail was observed at this adit protruding from the former hillside portal or opening. The waste rock dump is reported with this lower adit.  The BLM records indicate the northern-most adit may be located on the private holdings, stating: where as the northern adit and rock dump are separate (and unknown).  It is the opinion of LCI that this adit may represent the private land workings located in Section 8 and not associated with AIMC claims.  The middle adit included a concrete foundations, just to the south of a relic trail.  This middle adit is postulated by the BLM to be Florence Mine Tunnel No. 3, identified on a mineral claims survey from BLM records. A concrete foundation or bunker was observed near this middle adit area.  The BLM also identified an upper adit, on a steep eastern hillside south of the middle adit, and opined this adit to be Tunnel No. 4.  A fourth adit, indicated by the mineral survey as being on the west side of Elk Creek, was not found. The BLM personnel indicated the potential for danger (safety) was very low.

Mr. Fortier indicated the Florence Mine area did not necessarily represent a significant environmental threat based on their July 2000 site visit.  The BLM information shows the identified adits were all caved or collapsed, and did not pose any significant danger to public safety.  Mr. Fortier opined that the concrete bunker was most likely the station for a former steam-powered air compressor used for pneumatic mining equipment.  The waste rock or rock dump was not sampled for potential total metals concentrations.  There was no assessment for potential total metals contaminants exceeding any federal U.S. EPA cleanup standards established within the Basin study area.  There was no reported adit surface water discharges or seeps identified with BLM investigated former mineral exploration workings in the general AIMC claims area.  He had no personal knowledge of any mineral production or milling from the  Florence Mine by AIMC or former owners and operators.

The Idaho Geological Survey (IGS) was also contacted for historical mineral exploration and mining records relating to AIMC that may be present within readily available documents.  The IGS in Moscow, Idaho maintains a repository of various state mining records and publications relating to historical mining and mineral activities, and inactive and abandoned mines.   The IGS has conducted a variety of research and assessment activities for many Idaho mine areas, including several extensive mine site identification and assessment publications funded and completed for the BLM and U.S. Forest Service in the Basin study area.  Ms. Vicki Mitchell was contacted for any specific information relating to the Florence Mine within Section 17.   Ms. Mitchell did not identify any IGS records or files relating to activities during AIMC claims ownership from approximately 1946 to the present.

Ms. Mitchell did identify historical records for the general Wilkie and Florence claims associated with the Florence Mining and Milling Company, Ltd.  According to IGS records the Florence Mining and Milling Company Ltd. forfeited its company charter in approximately 1940 and that the last mineral exploration and mining reports to the State of Idaho Mining Inspector were last filed in 1931.  There is a gap in records until 1947, which suggests according to Ms. Mitchell that the property was abandoned.  It is recorded in state records that the claims were re-staked after World War II in approximately 1946 or 1947.  Ms. Mitchell could not identify any relationship between the Florence Mining and Milling Company Ltd. and AIMC.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

5.0

SITE RECONNAISSANCE

LCI personnel visited the AIMC claims area on August 22, 2002.  The purpose of the site reconnaissance was to conduct a walk-over examination to find the visible readily observable evidence of the Florence Mine adit (portal) or similar surface or subsurface disturbances associated with prior mineral exploration or suspected mining activities.  Site photographs are provided in Appendix M.   The location of the former Florence Mine was identified from the U.S. EPA 2001 Coeur d'Alene Basin RI/FS report for the Mid-Gradient portions of the South Fork of the Coeur d'Alene River (see reference above).  In addition, a 1999 aerial photograph was obtained for the general area from the U.S. Forest Service (Idaho Panhandle National Forests) Fernan Ranger District in Coeur d'Alene, Idaho (Figure 4).  This information was used in conjunction with the U.S. Geological Survey Topographic Quadrangle Map - Kellogg East, ID (1996) map and a hand-held Global Positioning System (GPS) unit in an attempt to more accurately locate the Florence Mine.

The Florence Mine is located in Section 17 of Township 48 North, Range 3 East (B.M.) and is shown on the U.S. EPA RI/FS report on the west facing (eastern) slope of the main or middle fork of Elk Creek.  A prospect symbol on the U.S.G.S topographic map within the Northeast Quarter of the Northeast Quarter of Section 17 appears to coincide with the RI/FS reference.   The Florence Mine is believed to have been located within the Florence Claim (unpatented), adjacent to the northwest of the Wilkie Claims (see Figures 1 through 4, and Appendix K for location information).  The Florence Mine area and AIMC claims are accessed from a private road, and then a relic BLM forest road located on the south side of the Town of Elizabeth Park, Idaho.  The access road passes over private land to the middle or main fork of Elk Creek.  Permission was obtained from Mr. Fred Barnes, private land-owner at the north end of the BLM lands, to allow LCI personnel to perform the site reconnaissance.

A narrow, partially over-grown and unimproved forest road was used to climb up the Elk Creek drainage towards the general area indicated as the Florence Mine.  Several small mineral exploration or mine workings with limited waste rock and caved or slough adits were observed on the east side of the forest road during the ascent.  This is opined by LCI to represent the lower elevation or northern-most mine (mineral exploration) workings identified by BLM as possibly located on private land.  A small  waste rock dump was also found on the west side of the Elk Creek streambed at these northern-most workings.  A transect line marked by orange flags was observed to the south of this disturbed area.  The flagged transect line crossed the access road and was marked as the approximate boundary or section line between Sections 8 (north) and 17 (south).

The general Florence Mine area appears on the referenced data sources within approximately 500 to 700 ft. to the south of this section line, near or adjacent to the east side of the Elk Creek stream bed.  The July 2000 BLM site visit indicates that two (2) caved or sloughed adits (tunnels) were identified during their visit.  The LCI GPS unit was not able to receive adequate satellite signal coverage due to the steep topography and heavily vegetated cover.  Hence, an accurate location reading could not be obtained during the LCI site reconnaissance.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

The Elk Creek watershed bottom and adjacent eastern hillside south of the section line was thoroughly examined by LCI personnel.   An old, relic concrete bunker or structure was found approximately 100 ft. south of the forest access road switchback and within 20 ft. of the creek bottom.  A relic, overgrown access road was found leaving the main access road towards the structure.  The concrete structure or bunker was AU@-shaped , approximately 4 ft. by 5 ft. in size and approximately 3 ft. high.  A steady, but limited stream flow (approximately 1 to 2 ft. in width and 2 to 6 inches deep) was observed in the creek in this watershed portion.  A rusted boiler or steel structure (approximately 2 ft. in circumference and 3 ft. high) was observed within the creek bottom, just downslope and adjacent to the concrete structure.  The boiler was open with no interior components or identifying marks.  Old timbers were located approximately 30 ft. upstream from the concrete structure and boiler.  The immediate area on the steep east-facing slope next to the creek and around the timbers had sloughed.  The general appearance was of a former adit or portal area which had collapsed.  However, there was no visual evidence of any waste rock or mine tailings observed in the general area.  Based on the July 2000 BLM site visit, this adit area with concrete bunker may be identified as Tunnel No. 3.

The eastern (west-facing) hillside above the timbers was sloughed, but only native soil and geologic material was exposed.  The hillside slough was approximately 40 to 50 ft. in height and ranged from approximately 75 to 100 ft. across the slope face above the creek.  The general area was heavily vegetated, including low-vegetation and small shrubs located within the hillside slough.  The hillside slough did not appear to be recent, but an older event.

The eastern hillside upstream and south of the concrete structure and timbers was explored.  The creek in this portion steepens and flows as a waterfall across exposed native or country rock.   There were no apparent access roads to this upper area, given the steep nature of both hillsides.  Another relic access road was possibly located on the west side of Elk Creek, but ended near the explored area at the base of the waterfall.  The eastern adjacent hillside to the north of this identified adit area (Tunnel No. 3) was also explored.  LCI did not identify any adits or waste rock dumps in this area of Section 17 on the eastern adjacent hillside to the main or middle fork of Elk Creek.  The only rock dump appeared at a former adit area located in Section 8, as noted previously.  LCI personnel could not identify any other structures, adits or similar mine or mineral exploration workings.

Upon return to the vehicle, LCI personnel spoke with Mr. Fred Barnes regarding his knowledge of the Florence Mine location or workings.  Mr. Barnes was not sure of the mine name, but did recall an adit or portal located on the eastern hillside beside the waterfall.  Mr. Barnes indicated the adit was very close to the creek bottom and was previously identified by a short section of small-gauge rail car track which protruded from the opening.  Mr. Barnes recalled that the adit went approximately 30 ft. into the hillside and then branched.  He noted that there was no surface waters or adit drainage observed from his prior visits.  This former adit may be the same tunnel identified by BLM as the lower or northern-most  workings of the Florence Mine.  Mr. Barnes indicated he collects old mining equipment and had searched the portal for any historical finds.  Mr. Barnes also noted that it had been several years since he had visited the site.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

6.0

CONCLUSIONS

A Baseline Environmental Site Assessment was conducted for prior mineral rights and mineral assessment, exploration, or mining activities (if applicable) at the AIMC unpatented mining claims located on public lands.  The goal of the limited records review was to identify, to the extent feasible and pursuant to the described Scope of Services, any "recognized environmental conditions" in connection with the Subject Site using readily available, practically reviewable private or public records and interviews of knowledgeable parties.

The term "recognized environmental condition" as defined by ASTM standard means the presence or likely presence of any hazardous substances or petroleum products on a property under conditions that indicate an existing release, a past release, or a material threat of a release of any hazardous substances or petroleum products into structures on the property or into the ground, ground water or surface water of the property.  The term includes hazardous substances or petroleum products even under conditions in compliance with laws.  The term is not intended to include de minimis conditions that generally do not present a material risk of harm to public health or the environment  that generally would not be the subject of an enforcement action if brought to the attention of appropriate governmental agencies.

For the purposes of this Baseline Environmental Site Assessment, LCI includes potential public health and environmental risks and liabilities that may be associated with historical mineral exploration and mining activities. These activities may have created relic man-made conditions that include, but are not necessarily limited to: open adits, adit or surface seeps, waste rock dumps, mine tailings, tailings ponds, or similar activities which have created and/or exposed potential contaminants such as total metals to natural environmental conditions which could negatively impact soil and surface and ground waters.

6.1

Recognized Environmental Conditions

The limited records review of readily available, practically reviewable private and public information and interviews with knowledgeable parties did not reveal evidence of recognized environmental conditions that would suggest an existing release, a past release, or a material threat of a release of potential contaminants into the ground, surface water, or ground water at the Subject Site claims as a result of AIMC or prior owner/operator mineral exploration or land uses. LCI did not identify any readily available public records or information obtained from knowledgeable parties indicating any mining, mineral production, or milling had occurred during AIMC's claim ownership.  LCI did not identify any currently available information from public or private records or from interviews of knowledgeable parties indicating a material threat to human health, safety, or the environment.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

6.2

Environmental Observations

The following "environmental observation" was identified.  Since this Baseline Environmental Site Assessment attempts to reflect a commercially prudent and reasonable inquiry, it is in LCI's judgement the following environmental observation does not appear to be a "recognized environmental condition" according to the ASTM standard definition.  However, in the interest of due diligence this environmental observation is presented for review by the Client and/or user of this report in the context of public disclosure.  It is LCI's professional opinion the following environmental observation is deminimis in nature based on readily available information, does not currently appear to be a material threat to human health, safety, or the environment, and would not necessarily be the subject of an enforcement action by the appropriate governmental agencies:

1.

Florence Mine -  The U.S. EPA has designated the Coeur d'Alene Basin as a Superfund site, regulated and administered under  the Comprehensive Environmental Response, Compensation, and Liability Act.  The Florence Mine is listed within the U.S. EPA September 2000 RI/FS report as a potential source of mine-related contamination based on the presence of a waste rock dump, with the potential for erosion.  This condition or status is based on a July 2000 site visit information collected by the BLM.  However, one of the three adits identified by BLM is indicated as being located on private land.  This lower elevation or northern-most is reported with a waste rock dump, and is most-likely the same waste rock dump referenced by the U.S. EPA as the Florence Mine and listed as Source ID No. KLE051.  It is the opinion of LCI that this northern-most adit may represent the private land workings found by BLM and LCI located in Section 8, and hence, not associated with AIMC claims.

In addition, the BLM site visit and interviews with BLM personnel indicates there is no significant threat to human health, safety or the environment based on currently available information.  There has been no sampling of the waste rock dump for total metals, nor an assessment of potential contaminants of concern for conditions exceeding cleanup standards established for the Basin study area.  There was no BLM or LCI identified adit surface water or seep drainage associated with the located mineral exploration workings.  There is no current, readily available records indicating any mineral production, mining, or milling operations on the assessed claims, either by AIMC or prior owners and/or operators.

It is the current opinion of this environmental professional that there are negligible or only limited contingent or material environmental risks and liabilities that may be associated with the Florence Claim and Mine (adit) areas for AIMC.  In recent years, other mineral exploration and mining companies located near and adjacent to these claim areas have been named as PRPs, with subsequent assertions, administrative actions, and legal proceedings by the U.S. EPA (or other federal agencies) against these parties for corrective and remedial actions relating to current or past mineral exploration and mining activities.  However, these administrative actions by the U.S. EPA or others appear associated with more significant mining, milling, and smelting operations by companies or entities conducting large scale operations, when compared to

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

AIMC's ownership and limited mineral exploration and assessment records.  At the date of this assessment report and to the best of this environmental professional's knowledge, AIMC has not been notified of any environmental enforcement or compliance actions or proceedings by the U.S. EPA, BLM, or other regulatory entity.  Based on the provided readily available information, AIMC has not been designated as a PRP nor been formally notified of any potential environmental risks or liabilities.

The decision to identify the Florence Mine area as an environmental observation is also based on the following conditions:

2.

One of the purposes of this Baseline Environmental Site Assessment is to identify a balance between the competing goals of limiting the costs and time demands inherent in performing an environmental site assessment and the reduction of uncertainty about unknown conditions resulting from additional information.

3.

Consistent with good commercial and customary practice, the appropriate level of environmental site assessment is guided by the type of property subject to assessment, the expertise and risk tolerance of the user(s), and the information developed in the course of inquiry.  As noted in the ASTM standard, the performance of an environmental site assessment is intended to reduce, but not eliminate, uncertainty regarding the potential for recognized environmental conditions.

4.

Alternative judgements or opinions by others, and/or future decisions by the Client and/or user(s), may provide rationale for consideration of further review or action; assuming that in the judgement of the Client or user(s) the additional effort is warranted.

5.

The level of inquiry for this property should be judged by the circumstances existing at the time of the assessment, based on readily available and reasonably ascertainable information.  As there is no apparent "specialized knowledge" indicating obvious recognized environmental conditions, it should not be concluded or assumed that the inquiry was not an appropriate inquiry merely because the inquiry did not identify existing recognized environmental conditions.

7.0

REMARKS

This report has been prepared for the exclusive use of AIMC and their Successors and Assigns.  Use of this report, its contents, or any part thereof without expressed or written consent is herewith disallowed.  These findings and conclusions are based on the best available information known or made available; obvious, visual inspection and observations of the subject property at the time of the investigation; contacts and discussions with site personnel, owners and operators, regulatory agencies, and others; and opinions and judgements of LCI.  Over time the surficial and recorded evidence of some activities may be obscured, obliterated, or unavailable.  It is possible that certain adverse conditions could exist at the site which were not detected in this evaluation.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

This limited assessment is, by its purpose and design, not thorough enough to ensure that "absolutely" no hazardous substance contamination, regulatory non-compliance issues, or environmental liabilities and risks are present on a particular property.  It is intended only to satisfy one of the requirements for an all appropriate inquiry into the previous ownership and uses of the property consistent with good commercial or customary practice.  In addition, this assessment does not address whether requirements in addition to appropriate inquiry have been met in order to qualify for federal or state due diligence practices or legal defense.

No environmental assessment can wholly eliminate uncertainty regarding the potential for "recognized environmental conditions" in connection with the Subject Site.  Performance of this practice is intended to reduce, but not eliminate, uncertainty regarding the potential for "recognized environmental conditions", within reasonable limits of time and cost.  The level of inquiry for this property should be judged by the circumstances existing at the time of the assessment, based on readily available and reasonably ascertainable information.  As there is no apparent "specialized knowledge" indicating obvious environmental concerns, it should not be concluded or assumed that the inquiry was not an appropriate inquiry merely because the inquiry did not identify existing recognized environmental conditions

This report sets forth LCI's findings and conclusions based on the Scope of Services agreed to by the Client, and within the Client's schedule and budget.  Users of this document are cautioned that federal, state, and local laws may impose environmental assessment obligations that are beyond the scope of this assessment.  Users should also be aware that there are likely to be other legal obligations with regard to hazardous substances or petroleum products discovered on the property that are not addressed in this assessment that may pose risks of civil /or criminal sanctions for non-compliance.

This Baseline Environmental Site Assessment is focused on the uses and history of the Subject Site relating specifically to potential threats to public health and the environment.   This assessment does not include the investigation, collection and analysis for hazardous substances or petroleum hydrocarbon contaminants in soil, water, or air.  Intrusive or subsurface investigations are not typically conducted as part of a Baseline Environmental Site Assessment.  Buried demolition or construction debris, fill material, and/or subsurface soil or geologic hazards may not be discovered by this limited site assessment.  Furthermore, the assessment does not attempt to designate wetlands or similar sensitive natural environments.

The data presented in this report was collected, analyzed, and interpreted following the standards of care, skill,  and diligence ordinarily provided by a professional in the performance of similar services as of the time the services were performed.  The conclusions set forth above are also based on the professional judgement and opinion of the designated environmental assessor.  As such, there may be other interpretations of the data and/or opinions on "recognized environmental conditions" that differ from those listed.

Terry Dunne

Baseline Environmental Site Assessment

September 2, 2002

The Client acknowledges that LCI has been retained for the sole purpose of assisting the Client in identifying "recognized environmental conditions", if any, associated with the project site.  It is agreed that LCI has assumed responsibility only for performing this assessment and presenting this report and conclusions to the Client.

Leppo Consultants, Inc. appreciates the opportunity to have provided professional environmental services on this important project.  Please do not hesitate to contact us if you have any questions.

Respectfully,

LEPPO CONSULTANTS, INC.

/s/ Jeffrey E. Leppo

Jeffrey E. Leppo, R.G.

Senior Environmental Scientist